                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GARDEN RIDGE CORPORATION
                              (Name of the Issuer)

                           GR ACQUISITION CORPORATION
                                GRDG HOLDINGS LLC
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            36541P104 - COMMON STOCK
                      (CUSIP Number of Class of Securities)

                                J. WILLIAM UHRIG
                           GR ACQUISITION CORPORATION
                         C/O THREE CITIES RESEARCH, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 605-3217
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                          NEW YORK, NEW YORK 10166-0153
                            TELEPHONE: (212) 878-8342

     This statement is filed in connection with (check the appropriate box):

         a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934

         b. / / The filing of a registration statement under the Securities Exchange Act of 1933.

         c. /X/   A tender offer.

         d. / /   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                            Calculation of Filing Fee

Transaction Value - $128,554,015 (1)             Filing Fee - $25,711


/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $25,711              Filing parties:   GR Acquisition Corporation
                                                                  GRDG Holdings LLC
                                                                  Three Cities Funds II, L.P.
                                                                  Three Cities Offshore II C.V.

Form or registration no.:  14D-1                Date filed:       November 23, 1999.

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------------------------

1 Transaction Value based upon the tender of the 11,178,610 shares of Garden Ridge Corporation Common Stock not owned by the Purchaser and the Three Cities Funds at $11.50 per share.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is Garden Ridge Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 19411 Atrium Place, Suite 170, Houston, Texas 77084.

         (b) The title of the securities which are subject of the Rule 13e-3 transaction is common stock, par value $0.01 per share ("Common Stock"). The number of shares of Common Stock which were outstanding on November 22, 1999 was 16,176,800. The approximate number of holders of record of the Common Stock on November 22, 1999 was 145.

         (c) The principal market in which the Common Stock is traded is the Nasdaq National Market. The information in Section 12 ("Price Range of Shares") of the Offer to Purchase which is Exhibit (d)(2) of this Statement (the "Offer to Purchase") is incorporated by reference.

         (d) Insofar as GR Acquisition Corporation (the "Purchaser"), GRDG Holdings LLC ("GRDG Holdings"), Three Cities Fund II, L.P. and Three Cities Offshore II C.V. (the "Three Cities Funds") are aware, the Company has not paid any dividends during the past two years with respect to its Common Stock. The Plan and Agreement of Merger dated as of November 22, 1999 (the "Merger Agreement") among the Purchaser and the Company prohibits the Company from paying any dividends prior to the merger of the Purchaser and the Company contemplated by the Merger Agreement (the "Merger").

         (e) Not applicable.

         (f) In March 1999, the Company repurchased 1,000,000 shares of its Common Stock for $5.70 per share. During the period beginning July 13, 1999 and ending August 1, 1999, the Company repurchased 90,000 shares of its Common Stock on the open market for an average of approximately $6.18 per share. Pursuant to a tender offer which expired on September 23, 1999, the Company repurchased 1,189,411 shares of Common Stock for $7.00 per share. The information set forth in Section 12 ("Price Range of Shares") of the Offer to Purchase is incorporated by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d); (g) This Statement is being filed by the Purchaser, GRDG Holdings and the Three Cities Funds. The information set forth in Section 14 ("Certain Information Concerning The Purchaser and the Three Cities Funds") of the Offer to Purchase and Schedule I to it is incorporated by reference.

         (e) and (f) During the last five years, none of the Purchaser, GRDG Holdings or the Three Cities Funds, or any persons controlling the Purchaser, GRDG Holdings or the Three Cities Funds, or any of the persons listed on
Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)-(b) The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 7 ("Terms of the Offer"),
Section 8 ("Acceptance for Payment and

Payment for Shares"), Section 10 ("Withdrawal Rights"), Section 11 ("Conditions of the Offer") and Section 16 ("The Merger") of the Offer to Purchase are incorporated by reference.

         (b) On November 22, 1999, GRDG Holdings acquired 4,998,190 shares of Common Stock from thirty-one stockholders of the Company, and issued in exchange GRDG Holdings Units. If the Purchaser accepts and pays for the Common Stock which is properly tendered in response to the Offer and not withdrawn, promptly after that occurs, GRDG Holdings will contribute the 4,998,190 shares of Common Stock to the Purchaser (of which GRDG Holdings is the sole stockholder).

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(e) The information set forth in Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated by reference.

         (f)-(g) The information set forth in Section 4 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in Section 15 ("Source and Amount of Funds") of the Offer to Purchase is incorporated by reference.

         (b) The Purchaser, GRDG Holdings and the Three Cities Funds estimate that the total cost of the purchase of Common Stock as a result of the Offer and the merger, will be approximately $129,000,000, consisting of payments to stockholders of approximately of $128,554,015, filing fees of $25,711, legal fees of $300,000, printing costs of $100,000 and solicitation and other miscellaneous expenses of $20,274. The Purchaser, GRDG Holdings or the Three Cities Funds will pay these costs.

         (c)-(d) The information set forth in Section 15 ("Source and Amount of Funds") of the Offer to Purchase is incorporated by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(d) The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 3 ("Certain Federal Income Tax Consequences"), Section 4 ("Certain Effects of the Transaction") and Section 5 ("Fairness of the Transaction") of the Offer to Purchase is incorporated by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(e) The information set forth in Section 5 ("Fairness of the Transaction") of the Offer to Purchase is incorporated by reference.

         (f) None of the Three Cities Funds, GRDG Holdings and Purchaser nor, to the best of their knowledge, the Company, has received during the preceding 18 months a firm offer from an unaffiliated person for (A) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (B) the sale or other transfer of all or any substantial part of the assets of the Company, or (C) securities of the Company which would enable the holder thereof to exercise control of the Company.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in Section 6 ("Reports, Opinions, Appraisals and Certain Negotiations") of the Offer to Purchase is incorporated by reference.
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ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 14 ("Certain Information Concerning The Purchaser, GRDG Holdings and the Funds") of the Offer to Purchase is incorporated by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and Proposed Merger; Plans for the Company") and Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b) The information set forth in Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

         (b) No provision has been made by the Purchaser, GRDG Holdings or the Three Cities Funds, and insofar as they are aware, no provision has been made by the Company, in connection with the Offer or the Merger to allow unaffiliated securityholders to obtain access to the corporate files of the Company or of the Purchaser, GRDG Holdings or the Three Cities Funds or to obtain counsel or appraisal services at the expense of the Company or the Purchaser or GRDG Holdings or the Three Cities Funds.

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The financial information contained in the Company's Annual Report on Form 10-K for the years ended January 31, 1999 and January 31, 1998 (as amended) and its Quarterly Report on Form 10-Q for the period ended August 1, 1999, and the information set forth in Section 13 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated by reference.

         (b) The Purchaser, GRDG Holdings and the Three Cities Funds do not believe pro forma data is material with regard to the Offer or the Merger.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) No officer, employee, class of employees or corporate asset of the Company has been or is proposed to be employed, availed or utilized by the Purchaser, GRDG Holdings or the Three Cities Funds in connection with the Offer or the Merger, except to the extent that, in order to comply with requirements of the Securities Exchange Act of 1934, officers and employees of the Company have been required to prepare a filing on Schedule 14D-9 with regard to the Offer and amendments to that filing, and except to the extent that officers or employees of the Company may participate in preparation of a proxy statement or information statement relating to the Merger, if one is required.

         (b) The information set forth in Section 19 ("Fees and Expenses") of the Offer to Purchase is incorporated by reference.
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ITEM 16. ADDITIONAL INFORMATION.

         The Purchaser, GRDG Holdings and the Three Cities Funds do not believe any additional information is necessary to make the statements made above in light of the circumstances under which they are made, not materially misleading.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Not applicable.

         (b)      Fairness opinion of Robinson-Humphrey Securities, Inc. (1)

         (c)      Plan and Agreement of Merger, dated November 22, 1999. (2)

         (d)      (1)      Offer to Purchase, dated November 23, 1999. (2)

                  (2)      Letter of Transmittal. (2)

                  (3)      Notice of Guaranteed Delivery. (2)

                  (4)      Summary Advertisement as published on November 23,
                           1999. (2)

                  (5)      Summary Term Sheet (2)

         (e)      Description of Appraisal Rights. (2)

         (f)      None.


--------

(1) Incorporated by reference to the Schedule 14D-9 to be filed by the Company.

(2) Incorporated by reference to the Schedule 14D-1 filed by the Purchaser, GRDG Holdings, and the Three Cities Funds on November 23, 1999.
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                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 23, 1999          GR ACQUISITION CORPORATION


                                 By: /s/ J. William Uhrig
                                     --------------------------------
                                          Name:  J. William Uhrig
                                          Title:  President


                                 GRDG HOLDINGS LLC


                                 By: /s/  J. William Uhrig
                                     --------------------------------
                                          Name:  J. William Uhrig
                                          Title:  President


                                 THREE CITIES FUND II, L.P.

                                 By:      TCR Associates, L.P.
                                          its general partner

                                 By:      Three Cities Research, Inc.
                                          its general partner

                                          By: /s/  Willem de Vogel
                                              ------------------------------
                                              Name:  Willem de Vogel
                                              Title:  President

                                 THREE CITIES OFFSHORE II C.V.

                                 By:      TCR Offshore Associates, L.P.
                                          its general partner

                                 By:      Three Cities Associates N.V.
                                          its general partner

                                          By: /s/  J. William Uhrig
                                              -----------------------
                                              Name: J. William Uhrig
                                              Title: President